December 12, 2012

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Ladies and Gentlemen:

Re:                             Crosstex Energy, L.P.

Crosstex Energy Finance Corporation

Subsidiary Guarantors of Crosstex Energy, L.P.

Registration Statement on Form S-4

Filed on December 12, 2012

Crosstex Energy, L.P. and its wholly owned subsidiaries Crosstex Energy Finance Corporation, Crosstex Energy Services, L.P., Crosstex Operating GP, LLC, Crosstex Energy Services GP, LLC, Crosstex Processing Services, LLC, Crosstex Pelican, LLC, Sabine Pass Plant Facility Joint Venture, Crosstex LIG Liquids, LLC, Crosstex Gulf Coast Marketing Ltd., Crosstex CCNG Processing Ltd., Crosstex North Texas Pipeline, L.P., Crosstex North Texas Gathering, L.P., Crosstex NGL Marketing, L.P., Crosstex NGL Pipeline, L.P., Crosstex Permian, LLC, Crosstex Permian II, LLC, Crosstex ORV Holdings, Inc., West Virginia Oil Gathering, LLC, Appalachian Oil Purchasers, LLC, Kentucky Oil Gathering, LLC, Ohio Oil Gathering II, LLC, Ohio Oil Gathering III, LLC, OOGC Disposal Company I, LLC and M & B Gas Services, LLC (together, the “Registrants”) have today filed under the Securities Act of 1933, as amended (the “Securities Act”) the Registration Statement to register their offer to exchange (the “Exchange Offer”) registered 7 1/8% Senior Notes due 2022 (“Exchange Notes”) for any and all of their outstanding unregistered 7 1/8% Senior Notes due 2022 (“Original Notes”).  The Exchange Offer is being made in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and similar no-action letters (the “Prior No-Action Letters”).  This letter is being made in order to provide to the Staff the representations and undertakings contained in the Morgan Stanley & Co. Inc and Shearman & Sterling no-action letters referred to above.

Crosstex Energy, L.P., on behalf of the Registrants, hereby confirms and represents as follows:

1.     Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the Exchange Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.     The Registrants will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff’s position enunciated in the Prior No-Action Letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

3.     The Registrants will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (including the requirement that such prospectus contain a plan of distribution with respect to the applicable resale transaction) in connection with any resale of such Exchange Notes.

4.     The Registrants will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

i.             If the exchange offeree is not a broker-dealer, a representation to the effect that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

ii.          If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement to the effect that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions concerning the foregoing, please contact Douglass M. Rayburn of Baker Botts L.L.P. at 214-963-6634.

Very truly yours,

CROSSTEX ENERGY, L.P.

By: Crosstex Energy GP, LLC
Its general partner

		By:	/s/ Michael J. Garberding
			Name:	Michael J. Garberding
			Title:	Senior Vice President and
Chief Financial Officer

cc:	Joe A. Davis
Crosstex Energy, L.P.

Douglass M. Rayburn
Baker Botts L.L.P.